UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amendment to Merger Agreement

As previously disclosed, on October 19, 2023, GameSquare Holdings, Inc. (“GameSquare”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with FaZe Holdings Inc., a Delaware corporation (“FaZe”), and GameSquare Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of GameSquare ( “Merger Sub”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into FaZe (the “Merger”), with FaZe surviving such Merger as a wholly-owned subsidiary of GameSquare. The Merger Agreement contained, among other things, mutual termination rights for FaZe and GameSquare in the event the Merger is not completed by December 31, 2023 (the “End Date”).

On December 19, 2023, GameSquare, FaZe and Merger Sub entered into a First Amendment to Agreement and Plan of Merger (the “Amendment”), pursuant to which the End Date was extended from December 31, 2023 to February 15, 2024. Other than as expressly modified by the Amendment, the Merger Agreement (which was filed as Exhibit 2.1 to the Current Report on Form 6-K filed by GameSquare with the Securities Exchange Commission on October 20, 2023) remains in full force and effect.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 6-K and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date: December 22, 2023	By:	/s/ Justin Kenna
	Name:	Justin Kenna
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Description
2.1	First Amendment to Agreement and Plan of Merger, dated as of December 19, 2023, by and among GameSquare Holdings, Inc., GameSquare Merger Sub I, Inc., and FaZe Holdings Inc.